

February 17, 2009

Via U.S. mail and facsimile

T. Paul Bulmahn
Chairman, Chief Executive Officer and President
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, TX 77027

> **Re: ATP Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A**
> **Filed April 28, 2008**
> **Response Letter Dated January 12, 2009**
> **File No. 001-32647**

Dear Mr. Bulmahn:

We have reviewed your response letter and have the following comment in addition to the comment we sent you under cover of our letter dated February 4, 2009. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Presentation on ATP Oil & Gas Corporation's Website

1.   We have reviewed your response to comment 7 of our letter dated December 18, 2008, regarding your plans for the Telemark Hub. Please tell us whether you own a working interest in the five deep water fields that you list in your reply. Please

also tell us why you believe these five fields are similar to the field that you operate on the Atwater Valley Block 63. We note that the five fields you cite are primarily oil productive.

Closing Comments

 Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

 You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Murphy
    N. Gholson